SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Wells Real Estate Investment Trust II, Inc.

(Name of Subject Company)

Wells Real Estate Investment Trust II, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Leo F. Wells, III

President

Wells Real Estate Investment Trust II, Inc.

6200 The Corners Parkway

Norcross, Georgia 30092

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

Robert H. Bergdolt

Jason C. Harmon

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) is not required pursuant to Regulation 14D and is being filed voluntarily. This Schedule 14D-9 relates to the following mini-tender offers:

1.	An offer (the “MPF Tender Offer”) by MPF DeWaay Fund 8, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 9, LLC; MPF Special Fund 9, LLC; MPF Flagship Fund 12, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund 2, LP; Opportunity Investment Fund I, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “MPF Bidders”) to purchase up to 400,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of Wells Real Estate Investment Trust II, Inc., a Maryland corporation (the “Company”), at a price of $4.00 per share (the “MPF Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase filed by the MPF Bidders with the Securities and Exchange Commission on February 4, 2010, as amended from time to time (the “MPF Offer to Purchase”); and

2.	An offer (the “REITCO Tender Offer” and together with the MPF Tender Offer, the “Tender Offers”) by REITCO LLC (the “REITCO Bidder” and together with the MPF Bidders, the “Bidders”) to purchase up to 1,000,000 shares of Common Stock of the Company at a price of $4.25 per share (the “REITCO Offer Price” and together with the MPF Offer Price, the “Offer Prices”) upon the terms and subject to the conditions set forth in the Offer to Purchase by the REITCO Bidder dated February 1, 2010, as amended from time to time (the “REITCO Offer to Purchase” and together with the MPF Offer to Purchase, the “Offers to Purchase”)

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offers and not tender shares of Common Stock (the “Shares”) for purchase pursuant to the Tender Offers.

Item 1.	Subject Company Information

The Company’s name and the address and telephone number of its principal executive offices is as follows:

Wells Real Estate Investment Trust II, Inc.

6200 The Corners Parkway

Norcross, Georgia 30092

Toll-free Phone Number: 800-448-1010

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, of which there were 502,763,523 shares outstanding as of January 26, 2010.

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offers by Bidders pursuant to which Bidders have offered to purchase, subject to certain terms and conditions, up to 400,000 outstanding Shares at the MPF Offer Price pursuant to the MPF Offer to Purchase and up to 1,000,000 outstanding Shares at the REITCO Offer Price pursuant to the REITCO Offer to Purchase. The Tender Offers are on the terms and subject to the conditions described in the Offers to Purchase.

Unless the Tender Offers are extended by the Bidders, the MPF Offer will expire on March 5, 2010 at 11:59 p.m., Pacific Time, and the REITCO Offer will expire on March 15, 2010.

According to the MPF Bidders’ Schedule TO, the business address and telephone number for all of the MPF Bidders except Opportunity Investment Fund I, LLC is 1640 School Street, Moraga, California 94556, (925) 631-9100. The address for Opportunity Investment Fund I, LLC is 3501 Jamboree Road, Suite 500, Newport Beach, California 92660.

According to the REITCO Bidder’s Offer to Purchase, its business address and telephone number is 7463 E. Beryl Avenue, Scottsdale, Arizona 85258, (602) 721-4730.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest (i) between the Company or its affiliates and the Bidders and their executive officers, directors or affiliates or (ii) between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Certain Information about Management – Director Independence,” “Certain Information about Management – The Conflicts Committee,” “Certain Information about Management – Compensation of Executive Officers,” “Certain Information about Management – Compensation of Directors,” “Certain Relationships and Related Transactions” and “Stock Ownership” in the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2009 and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all stockholders and is available for free on the SEC’s Web site at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Board of Directors, together with its outside advisors, has carefully reviewed and analyzed the terms of the Tender Offers. The Board of Directors has unanimously determined that the terms of the Tender Offers are not advisable and are not in the best interests of the Company or its stockholders. Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offers and not tender their Shares for purchase pursuant to the Offers to Purchase.

The Board of Directors acknowledges that each stockholder must evaluate whether to tender Shares to the Bidders pursuant to each of the Offers to Purchase and that an individual stockholder may determine to tender based on, among other things, the individual liquidity needs of such stockholder.

(b) Background.

The MPF Bidders commenced the MPF Tender Offer on February 4, 2010 at a price of $4.00 per share, less the amount of any dividends declared or made with respect to the Shares between February 4, 2010 and March 5, 2010 or such other date to which the MPF Offer is extended. The MPF Bidders included the following disclosure in the Schedule TO filed February 4, 2010: “The Purchasers arrived at the $4.00 Offer Price by applying a liquidity discount to the REIT’s estimated value. The Purchasers apply such a discount with the intention of making a profit by holding on to the Shares until the Corporation is liquidated, hopefully at close to the full value.” To date, the MPF Bidders have not provided any documentation to the Company related to the MPF Tender Offer.

The Board of Directors believes that the MPF Tender Offer is an opportunistic attempt to deprive the Company’s stockholders who tender shares in the MPF Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Company. In addition, as the MPF Bidders have stated, the MPF Offer Price represents the lowest price that might be acceptable to stockholders consistent with MPF’s objectives and its intention to make a profit from ownership of the Shares.

On February 10, 2010, the Company became aware of the REITCO Tender Offer. To date, the REITCO Bidder has not provided any documentation to the Company related to the REITCO Tender Offer. The Company has reviewed a one-page term sheet related to the REITCO Tender Offer. The REITCO Bidder included the following disclosure in the REITCO Offer to Purchase: “REITCO LLC is making this offer intending to make a profit in the future.”

The Board of Directors believes that the REITCO Tender Offer is an opportunistic attempt to deprive the Company’s stockholders who tender shares in the REITCO Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Company.

(c) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management, the Company’s external advisor, as well as a third-party investment bank engaged by the Conflicts Committee of the Board of Directors, which is a committee composed of all of the independent directors; (2) reviewed the terms and conditions of the Tender Offers; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s business, financial condition, portfolio of properties and future prospects.

In addition to undertaking the analysis noted above, the Board of Directors took into account the following in evaluating the merits of the Tender Offers and in support of its recommendation that the Stockholders reject the Tender Offers and not tender their Shares in the Tender Offers:

1.	the Board of Directors’ belief that the Offer Prices represent opportunistic attempts by the Bidders to purchase the Shares at a low price and make a profit, thereby depriving the Stockholders who tender Shares in the Tender Offers of the potential opportunity to realize the full long-term value of their investment in the Company; however the Board of Directors noted that, as a non-exchange traded REIT, there is a limited trading market for the Shares and the Company has discontinued it share redemption plan until at least September 2010 and that there can be no assurance as to the actual long-term value of the Shares as such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 “Additional Information”;

2.	the Board of Directors’ belief that the Company’s net asset value per Share is considerably in excess of the Offer Prices, which belief is based on the factors noted below; however, the Board of Directors has not estimated the net asset value of the Shares on any basis other than the prices paid for the Shares in the Company’s ongoing public offering;

3.	the Board of Directors’ significant knowledge of the Company’s portfolio of properties, including the creditworthiness of its tenants, the schedule of lease expirations and geographic and tenant diversification, and, in particular, that as of September 30, 2009 (a) the Company’s external advisor estimates that the weighted-average credit rating of the Company’s tenants is approximately equivalent to a Standard and Poor rating of BBB+, (b) leases of approximately 24.7% of the Company’s properties expire through the end of 2013 and (c) approximately 97% of the Company’s leasable space was leased;

4.	that the Company continues its ongoing public offering, which raised gross proceeds of $502,768,978 during 2009 at a price of $10.00 per share (ignoring discounts for certain categories of purchasers);

5.	discussions with the Company’s management and the Company’s outside advisors regarding the trading prices of listed real estate investment trusts relative to their funds from operations, and, in particular, that the MPF Offer Price of $4.00 per Share represents a multiple of the Company’s estimated 2009 adjusted funds from operations of 7.20 and the REITCO Offer Price of $4.25 per Share represents a multiple of the Company’s estimated 2009 adjusted funds from operations of 7.65, as compared to an average multiple of estimated 2009 adjusted funds from operations of 14.26 for listed real estate investment trusts with an investment profile similar to that of the Company;

•

the multiple of the Company’s estimated 2009 adjusted funds from operations was calculated by annualizing adjusted funds from operations for the nine-months ended September 30, 2009 as provided in an 8-K furnished to the SEC by the Company on November 12, 2009;

•

the average multiple of estimated 2009 adjusted funds from operations for listed real estate investment trusts was calculated as the simple average of the closing price on February 5, 2010 divided by the estimated annual adjusted funds from operations for 2009 for 13 listed office real estate investment trusts per the Bloomberg reporting network;

6.	that the Company has been informed that there were 82 reported secondary market transactions in the Shares during the 12 months ended December 31, 2009, ranging from a high of $7.52 and a low of $5.50, with a weighted-average price of $6.60 and that the MPF Offer Price represents a discount of 47%, 27% and 39%, respectively, and that the REITCO Offer Price represents a discount of 43%, 23% and 39%, respectively, from the high, low and weighted-average prices of reported transactions in 2009, and that such transactions occurred in a very illiquid market, which would tend to result in sellers receiving a lower price than they otherwise would;

7.	that although the Company can make no assurances with respect to future distributions, any Shares acquired at the MPF Offer Price of $4.00 per Share would provide the MPF Bidders with a dividend yield of 15% per annum and any Shares acquired at the REITCO Offer Price of $4.25 per Share would provide the REITCO Bidder with a dividend yield of 14.1% per annum, based on the Company’s current dividend rate of 60 cents per annum; and

8.	the fact that the MPF Tender Offer is subject to certain conditions, some of which provide the MPF Bidders with “reasonable” discretion to determine whether the conditions have been met, such as the MPF Bidders’ determination as to whether there has been any change or development in the Company’s business prospects that may be materially adverse to the Company, and that it appears the REITCO Bidder can terminate the REITCO Offer for any reason.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered. In light of the reasons considered above, the Board of Directors has unanimously determined that the terms of the Tender Offers are not advisable and are not in the best interests of the Company or the Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the MPF Tender Offer and the REITCO Tender Offer and not tender their Shares for purchase pursuant to the Offers to Purchase.

(d) Intent to Tender.

Our directors and executive officers are entitled to participate in the Tender Offers on the same basis as other Stockholders; however, all of our directors and executive officers have advised us that they do not intend to tender any of their Shares in the Tender Offers (including Shares they are deemed to beneficially own).

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender shares held of record or beneficially by such person for purchase pursuant to the Tender Offers.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6.	Interest in Securities of the Subject Company

Except as described below, during the past 60 days prior to the filing of the Schedule 14D-9, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
Company	12/21/09 - 2/18/10	Sale of shares in best-efforts public offering	7,171,227	$10.00 (except that certain categories of purchasers eligible to purchase at discounts to the extent of any lower selling commissions and dealer manager fees paid by the Company, with the lowest discount price being $9.05 per share), for total proceeds of $71,454,164

Name	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
Company	12/21/09	Sale of shares pursuant to dividend reinvestment plan	4,202,248	$9.55
Nelson Mills	12/21/09	Dividend reinvestment	13	$9.55
John Dixon	12/21/09	Dividend reinvestment	186	$9.55
Leo F. Wells III	12/21/09	Dividend reinvestment	2,051	$9.55
Leo F. Wells III	12/29/09	Purchase of shares in the Company’s best-efforts public offering	39,667	$9.05

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company has not undertaken and is not engaged in any negotiations in response to the Tender Offers which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods.

Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, general economic conditions, the financial health of the Company’s tenants, and office occupancy rates in the markets in which the Company’s properties are located.

In addition to the foregoing, the Company faces certain additional risks as described more fully in the sections entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 31, 2009 (incorporated herein by reference) and the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 12, 2009 (incorporated herein by reference).

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Press Release of Wells Real Estate Investment Trust II, Inc. dated February 19, 2010

(a)(2)	Form of e-mail to financial representatives (whose customers are stockholders of the Company) dated February [—], 2010 from Wells Capital, Inc., the external advisor of the Company

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated April 29, 2009 filed by Wells Real Estate Investment Trust II, Inc. with the SEC on April 29, 2009*

(e)(2)	Excerpt from the Annual Report on Form 10-K filed by Wells Real Estate Investment Trust II, Inc. with the SEC on March 31, 2009*

(e)(3)	Excerpt from the Quarterly Report on Form 10-Q filed by Wells Real Estate Investment Trust II, Inc. with the SEC on November 12, 2009*

*	Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

By:	/s/ LEO F. WELLS, III
Leo F. Wells, III

Date: February 19, 2010

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Press Release of Wells Real Estate Investment Trust II, Inc. dated February 19, 2010

(a)(2)	Form of e-mail to financial representatives (whose customers are stockholders of the Company) dated February [—], 2010 from Wells Capital, Inc., the external advisor of the Company

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated April 29, 2009 filed by Wells Real Estate Investment Trust II, Inc. with the SEC on April 29, 2009*

(e)(2)	Excerpt from the Annual Report on Form 10-K filed by Wells Real Estate Investment Trust II, Inc. with the SEC on March 31, 2009*

(e)(3)	Excerpt from the Quarterly Report on Form 10-Q filed by Wells Real Estate Investment Trust II, Inc. with the SEC on November 12, 2009*

*	Incorporated by reference as provided in Items 3 and 8 hereto.